

December 13, 2023

Sheli Fitzgerald
Chief Executive Officer and President
AFS Sensub Corp.
801 Cherry Street, Suite 3500
Fort Worth, Texas 76102

      Re: AFS Sensub Corp.
          Registration Statement on Form SF-3
          Filed November 16, 2023
          File No. 333-275606

Dear Sheli Fitzgerald :

We have reviewed your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form SF-3

General

1.   Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.2. of Form SF-3.

Form of Prospectus
The Automobile Loan Contracts
Composition[of Each Pool], page 68

2.   We note that some number of assets in the pool may be delinquent. Please confirm that delinquent assets will not constitute 20% or more of any such asset pool. Refer to General Instruction I.B.1(e) of Form SF-3.

<u>Yield and Prepayment Considerations, page 86</u>

3.   We note your bracketed disclosure on page 87 that the timing of changes in SOFR may affect the actual yields on the notes and prospective investors must make an independent decision as to the appropriate SOFR assumptions to be used in deciding whether to purchase notes. Please revise your disclosure to describe how the timing of changes in SOFR may affect actual yields, the extent and impact of such changes upon actual yields, and how investors may mitigate risks associated with the relationship between changes in SOFR and actual yields. To the extent such risks are not addressed in your risk factors, please revise your risk factors accordingly.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Shalini Shah at 202-551-5942 or Arthur Sandel at 202-551-3262 with any questions.

Sincerely,

Division of Corporation Finance
Office of Structured Finance